EXHIBIT 99.46



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We have issued our report dated February 26, 2004 (Except for Note 13 which is as of March 30, 2004), relating to the consolidated financial statements of Banro Corporation for the year ended December 31, 2003 and our report dated February 20, 2003 (Except for Note 10 which is as of May 8, 2003), relating to the consolidated financial statements of Banro Corporation for the year ended December 31, 2002 contained in the Registration Statement on Form 40-F.

     We consent to the use of the aforementioned reports in the Registration Statement.



(Signed) BDO Dunwoody LLP

Chartered Accountants
Toronto, Canada
December 30, 2004